

March 31, 2014

Via E-mail
Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

> **Re: 1847 Holdings LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 14, 2014**
> **File No. 333-193821**

Dear Mr. Roberts:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you will seek to acquire additional companies and that you will focus on this component of your business. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. Please note that we may refer your response to the Division of Investment Management for further review.

2.   We note your response to comment 25 of our letter dated March 6, 2014. Please remove the reference to the equity-based component of the profit allocation on page F-11.

Summary, page 4

Our Manager, page 5

3.	We note your response to comment 6 of our letter dated March 6, 2014. Please clarify if your manager has agreed in writing to waive its fee to the extent revenue is not sufficient. Additionally, based on your response to comment 1, it appears that you will receive $175,000 from your businesses, which equates to the amount to be paid to your manager. Please advise how you will profit from this arrangement.

Acquisition Strategy, page 9

4.	We note your disclosure that you intend to raise capital for additional acquisitions primarily through debt financing, additional equity offerings, selling your businesses, or a combination of these factors. Please revise your prospectus summary to identify the most significant risks associated with your acquisition strategy.

5.	Please disclose here that your goal is to identify and acquire a profitable platform business upon the completion of your public offering. We note your disclosure to this effect on page 70.

Organizational Chart, page 13

6.	We note your response to comment 12 of our letter dated March 6, 2014, and your revised organizational chart on page 13. Please tell us whether Mr. Barry is a beneficial owner of PPI Management Group LLC. In addition, we note your response that Mr. Roberts holds minority interests in PPI Acquisition Holdings LLC and Peekay Acquisition LLC. Please disclose Mr. Robert's percentage of ownership of each of these entities.

Risk Factors, page 19

Risks Relating to Our Relationship with Our Manager, page 26

Termination of the management services agreement …, page 26

7.	We note your response to comment 16 of our letter dated March 6, 2014. Please clarify, in this risk factor, that Mr. Roberts, as the director and majority shareholder, would currently determine whether to terminate the management agreement. Additionally, please clarify whether you would be required to pay a termination fee if your manager is terminated for cause by vote of the board.

Special Note Regarding Forward-Looking Statements, page 40

8.   We note your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise to remove this reference. Additionally, we note that you have provided an extensive list of what constitutes forward-looking statements. This definition of forward-looking statements is too broad. Please revise.

Our Manager, page 46

Summary of Manager Fees and Profit Allocation Rights, page 47

9.   We note your response to comment 20 of our letter dated March 6, 2014, and your table disclosure on page 47. Please disclose in this table that you will also be responsible for the reimbursement of your manager's costs and expenses. Further, please clearly state that you will not reimburse your manager for compensation paid to your named executive officer, as noted in your response to comment 21 of our letter dated March 6, 2014.

Management Fee, page 48

Offsetting Management Services Agreements, page 48

10.   We note that your revised disclosure on page 49 directing investors to a section for more information about the offsetting management services agreement appears to cross-reference this same section. We also note the same issue with respect to your revised disclosure on page 51 directing investors to a section for more information about the transaction services agreements. Please remove or revise these cross-references.

11.   We note your response to comment 23 of our letter dated March 6, 2014. We reissue our comment in part. Please disclose how you will be compensated if an agreement is reached for your manager to provide services instead of you. If you will not receive any compensation, please clarify what benefit this arrangement provides.

Management's Discussion and Analysis or Plan of Operation, page 60

Plan of Operation, page 70

12.   We note your disclosure on pages 70 through 72 describing your plan of operations. Please revise to provide more detail regarding the marketing and advertising actions you will engage in.

Management, page 86

Board of Directors, Executive Officers, page 86

Ellery W. Roberts, page 86

13.   We note your disclosure on page 86 that Mr. Roberts formed The 1847 Companies LLC
        in July 2011, and that he operated as a fundless sponsor through this entity. Please
        disclose whether Mr. Roberts still operates through The 1847 Companies LLC.
        Additionally, please disclose whether you will compete with The 1847 Companies LLC
        for potential acquisitions. Additionally, we note your disclosure that Mr. Roberts
        acquired 29 companies. Please discuss his role at each of these entities and clarify when
        his tenure began and ended at each of these entities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Attorney-Advisor

cc: Louis Bevilacqua, Esq. (*via e-mail*)